SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Media and Israel's Channel 9 to Form Russian-Language "Arutz 9" Internet Portal dated May 29, 2007.




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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Smile.Media and Israel's Channel 9 to Form Russian-Language "Arutz 9" Internet Portal

Tuesday May 29, 4:10 am ET

PETACH TIKVA, Israel, May 29 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq NMS and TASE: IGLD) today announced that its 100% owned subsidiary, Smile.Media Ltd., has signed an agreement with Channel 9, Israel's only Russian-language television station, for the joint establishment of a new Internet portal. The new portal will offer a constantly-changing selection of Channel 9's rich Russian-language video and television programming, together with the content of www.zahav.ru, Smile.Media's leading Russian-language portal. Revenues will be generated from portal advertising and advertising packages sold jointly with www.zahav.ru.

"We are very pleased to join with Smile.Media in establishing Israel's most exciting Russian-language portal," said Mr. Leonid Blechman, CEO of Channel 9. "This step is in response to our viewers, who have been pushing us to move into additional media channels. It is also in line with our strategic plan for becoming the primary global source of Russian-language information about Israel. We believe the portal's attractive mix of content, including Channel 9's popular offerings and other features designed for the Internet, will enable it to build a large base of loyal viewers and make it an effective desirable advertising property. We look forward to benefiting from Smile.Media's state-of-the-art technological expertise, an advantage that will further differentiate Arutz 9."

Eli Holtzman, CEO of Smile.Media, added, "We have long recognized the importance of the Russian sector, which accounts for nearly 15% of Israel's population, as a marketing target. Our first step in targeting this segment was the establishment of zahav.ru, which has become Israel's leading Russian-language Internet portal. By combining forces with Israel's only Russian-language television station, we will be able to extend our leadership in this market and to assure a strong share of its interactive advertising budgets.

"In general, we continue to see steady growth in Internet advertising budgets targeting all Israeli sectors, much of which comes at the expense of older media. While Russian-language advertising is already a significant portion of the overall market, we believe our new portal will push it to a new level. In parallel, we believe the quality of the programming - especially the availability of reliable Russian-language news about the region - will result in a significant user base of Russian-speakers throughout the world who are interested in Israel, representing an additional lucrative target market for our advertisers."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.


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NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2007 (NIS 4.155 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay
    Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 29, 2007